UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):   [ ] Form 10-K   [ ] Form 20-F    [ ] Form 11-K    [X] Form 10-Q
               [ ] Form 10-D   [ ] Form N-SAR   [ ] Form N-CSR

      For Period Ended:  February 29, 2008
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      [ ]   Transition Report on Form 10-K
      [ ]   Transition Report on Form 20-F
      [ ]   Transition Report on Form 11-K
      [ ]   Transition Report on Form 10-Q
      [ ]   Transition Report on Form N-SAR
      For the Transition Period Ended:
                                       -----------------------------------------

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|   Nothing in this form shall be construed to imply that the Commission has   |
|                  verified any information contained herein.                  |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________


PART I -- REGISTRANT INFORMATION

The Bear Stearns Companies Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

383 Madison Avenue
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Address of Principal Executive Office (Street and Number)

New York, New York 10179
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)   The reason described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    | (b)   The subject annual report, semi-annual report, transition report on
[X] |       Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
    |       portion thereof, will be filed on or before the fifteenth calendar
    |       day following the prescribed due date; or the subject quarterly
    |       report or transition report on Form 10-Q or subject distribution
    |       report on Form 10-D, or portion thereof, will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    | (c)   The accountant's statement or other exhibit required by Rule
    |       12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Bear Stearns Companies Inc. (the "Company") was not able to timely file its Quarterly Report on Form 10-Q (the "Form 10-Q") for the quarter ended February 29, 2008 by April 9, 2008, the prescribed due date, because of recent developments related to the matters discussed below that the Company is currently addressing.

The Company experienced a significant liquidity crisis during the end of the week of March 10, 2008 that seriously jeopardized its financial viability. On March 16, 2008, the Company and JPMorgan Chase & Co. ("JPMorgan Chase") entered into an agreement and plan of merger, and on March 24, 2008, the Company and JPMorgan Chase entered into an amendment to the agreement and plan of merger (as amended, the "Merger Agreement"). The liquidity crisis, execution of the Merger Agreement and the events and circumstances surrounding and following them have precipitated some disruption and delay in the normal process of preparation and completion of the Form 10-Q and the certification process attendant thereto.

The reasons causing the inability to file timely could not be eliminated by the Company without unreasonable expense or effort. The Company intends to file the Form 10-Q as promptly as practicable, and expects that such filing will be made by the April 14, 2008 extended deadline.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Jeffrey M. Farber                212                  272-6631
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             (Name)                  (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                      Yes [X]       No [ ]
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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      Yes [X]       No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently believes that it will report earnings for the three months ended February 29, 2008 which are significantly lower than the Company's results of operations for the three months ended February 28, 2007. The continuation of the global liquidity crisis coupled with a further repricing of credit risk and weakness in the Company's fixed income, investment banking and asset management businesses created a difficult operating environment during the Company's quarter ended February 29, 2008. However, for the reasons stated in Part III above, the Company has not completed the process of preparation of the Form 10-Q and, accordingly, the Company is not able to provide a reasonable estimate of its results of operations for the three months ended February 29, 2008.

                         The Bear Stearns Companies Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 10, 2008                By:    /s/ Jeffrey M. Farber
      ------------------                 ---------------------------------------
                                         Name:  Jeffrey M. Farber
                                         Title: Senior Vice President - Finance,
                                                Controller

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|                                   ATTENTION                                  |
|  Intentional misstatements or omissions of fact constitute Federal Criminal  |
|                       Violations (See 18 U.S.C. 1001).                       |
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